Dear Shareholder:

       We are pleased to report a strong second quarter performance by Century South Banks, Inc. Net earnings of $2,618,000 or $0.34 per share for the second quarter of 1996 were a 42% increase over net earnings of $1,842,000 or $0.24 per share reported for the second quarter of 1995. Year-to-date earnings for 1996 were $4,811,000 or $0.62 per share as compared to $3,762,000 or $0.48 per share for the same period of 1995. Strong second quarter and year-to-date earnings were aided by the recovery of the principal of two previously partially charged-off municipal securities and the recovery of interest on a non-accrual loan. Excluding the after tax income of $350,000 generated from these recoveries, net earnings increased 23% for the second quarter and 19% year-to-date as compared to the same periods of 1995.

  The quarterly cash dividend of $0.09875 per share paid on July 8, 1996, represents a 5.3% increase over the amount paid in July 1995.

       The Company's provision for possible loan losses for the second quarter of 1996 was $469,000 as compared to $345,000 for the same period in 1995. At June 30, 1996, the Company's allowance for possible loan losses was 1.59% of total loans outstanding as compared to 1.54% at June 30, 1995. The increased provision is primarily a result of the continued growth in the loan portfolio.

       Total assets at June 30, 1996 were approximately $713,186,000 representing a 3% increase over the June 30, 1995 assets of $692,527,000. The Company's non-performing assets, which include loans placed on nonaccrual status and foreclosed assets, at June 30, 1996 were $3,228,000 as compared to $4,026,000 at December 31, 1995 and $4,604,000 at June 30, 1995. Nonperforming
assets as a percentage of loans plus foreclosed assets were 0.67% at June 30, 1996 as compared to 0.84% at December 31, 1995 and 1.01% at June 30, 1995. Nonperforming loans as a percentage of total loans outstanding, net of unearned income were 0.25% at June 30, 1996, as compared to 0.38% at December 31, 1995 and 0.59% at June 30, 1995. The impact of the aforementioned recoveries is evident in the improved ratios.

       At our shareholders' meeting in April, Century South welcomed Al J. Wimpy to the Board of Directors. Mr. Wimpy owns businesses in Dahlonega, Georgia and
Tallevest, Florida.   Also, at the April meeting we bid farewell to one of
Century South's original directors, Marvin Anderson. Mr. Anderson will be greatly missed for the wisdom and guidance he provided.

       In this time of increased competition, Century South must not lose sight
of the goals we have set for the Company.   As we strive for continued earnings
growth in the 10% range, total asset growth, and improved efficiencies, we are ever mindful of our customers and shareholders. We want to provide the best service possible for our customers while continuing to maximize the return on the shareholders' investment. This is the challenge facing Century South's officers, directors, and employees.

       As always, we appreciate your support and encouragement.

                                 Sincerely,



                                  J. Russell Ivie
                                  Chairman

                   CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                   June 30,     June 30,
                                                                                     1996         1995
                                                                                 ------------------------
                                                                                   (amounts in thousands)

ASSETS
   Cash and due from banks                                                          $ 28,155     $ 32,483
   Federal funds sold                                                                 15,610       21,830
   Interest-earning deposits in other banks                                              579          587
   Investment securities                                                             160,796      153,468
   Loans, net of unearned income                                                     479,526      456,121
   Allowance for possible loan losses                                                 (7,605)      (7,006)
   Premises and equipment, net                                                        16,537       15,804
   Other assets                                                                       19,588       19,240
                                                                                   ----------------------
   Total assets                                                                     $713,186     $692,527
                                                                                   ======================

LIABILITIES
   Noninterest-bearing deposits                                                     $ 74,151     $ 66,734
   Interest-bearing deposits                                                         552,942      540,940
   Short-term borrowings                                                                 450            1
    Federal Home Loan Bank advances                                                    7,032        8,133
   Long-term debt                                                                        325        4,097
   Other liabilities                                                                   6,851        6,163
                                                                                   ----------------------
   Total liabilities                                                                 641,751      626,068
                                                                                   ----------------------

SHAREHOLDERS' EQUITY
   Common stock                                                                        7,826        7,826
   Additional paid-in capital                                                         28,780       28,780
   Retained earnings                                                                  36,386       30,496
   Reduction for ESOP loan guarantee                                                    (202)        (248)
   Common stock in treasury, at cost                                                    (337)        (337)
   Net unrealized loss on investment securities                                       (1,018)         (58)
                                                                                   ----------------------
   Total shareholders' equity                                                         71,435       66,459
                                                                                   ----------------------
   Total liabilities and shareholders' equity                                       $713,186     $692,527
                                                                                   ======================

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                             Three months ended       Six months ended
                                                                  June 30,                June 30,
                                                              1996        1995        1996         1995
                                                            ---------------------------------------------
                                                           (amounts in thousands, except per share data)

    Interest income                                          $ 15,841   $ 14,815    $ 31,320     $ 29,002
    Interest expense                                            7,143      7,137      14,679       13,554
                                                            ---------------------------------------------
    Net interest income                                         8,698      7,678      16,641       15,448
    Provision for loan losses                                     469        345         870          666
    Noninterest income                                          1,735      1,415       3,501        2,778
    Noninterest expense                                         6,168      6,214      12,304       12,381
    Income tax expense                                          1,178        692       2,157        1,417
                                                            ---------------------------------------------
    Net income                                               $  2,618   $  1,842    $  4,811     $  3,762
                                                            =============================================

    Weighted average shares outstanding                         7,774      7,773       7,775        7,772
    Net income per share                                        $0.34      $0.24    $   0.62     $   0.48
    Dividends declared per share                             $0.09875   $0.09380    $0.19625     $0.18630

SENIOR OFFICERS
- -------------------------------------------------------------------------------

J. Russell Ivie                                                        Chairman
James A. Faulkner                                               President & CEO
Susan J. Anderson                       Senior Vice President/Sec.-Treas. & CFO
Tony E. Collins                                     Senior Vice President & COO
Gary L. Evans                       Senior Vice President/Asst. Secretary & CCO
Charles A. Langford                                   Senior Investment Officer

DIRECTORS
- -------------------------------------------------------------------------------

J. Russell Ivie, Chairman                               Dudley K. Owens
Roger W. Bennett                                        William D. Reeves
E.H. Chambers, Jr.                                      C.J. (Jim) Sisson
William L. Chandler                                     E. Paul Stringer
Clarence B. Denard                                      Myron B. Turner
James A. Faulkner                                       Al. J. Wimpy
Thomas T. Folger, Jr.                                   George A. Winn
Sherman Green

DIRECTORS EMERITUS
- -------------------------------------------------------------------------------

J. Marvin Anderson                                      James H. Sanders, Sr.
Glen W. Marshall                                        Forrest J. Sisk, Sr.
Rodney B. McCombs                                       Vernon H. Smith
J.E. Owens

AFFILIATES
- ------------------------------------------------------------------------------
Bank of Dahlonega                           Fannin County Bank, N.A.
200 West Main Street                        480 W. First Street
Dahlonega, GA  30533                        Blue Ridge, GA  30513
John L Lewis, President                     Steve Eaton, President
706-864-3314                                706-632-2075

The Bank of Ellijay                         Gwinnett National Bank
Sand and Broad Street                       3200 Peachtree Industrial Boulevard
Ellijay, GA  30540                          Duluth, GA  30136
Paul Nealey, President                      Marvin Cosgray, President
706-276-3400                                770-497-9797

First Bank of  Polk County                  First Community Bank of Dawsonville
40 Ocoee Street                             136 Highway 400 South
Copperhill, TN  37317                       Dawsonville, GA  30534
David Adkisson, President                   Philip Hester, President
423-496-3261                                706-216-5050

Georgia First Bank                          Peoples Bank
455 Jesse Jewell Parkway                    13321 Jones Street
Gainesville, GA  30501                      Lavonia, GA  30553
Andrew K. Walker, President                 J. Douglas Cleveland, President
770-535-8000                                706-356-8040

First National Bank of Union County         Bank of Danielsville
420 Blue Ridge Highway                      Courthouse Square
Blairsville, GA  30512                      Danielsville, GA  30633
Keith Pope, President                       Banister Sexton, President
706-745-5571                                706-795-2121

                        FINANCIAL HIGHLIGHTS (UNAUDITED)

SELECTED BALANCES
- -------------------------------------------------------------------------------------------
                                                   AS OF JUNE 30,
                                                 1996         1995      PERCENTAGE CHANGE
                                            ----------------------------------------------
                                             (amounts in thousands, except per share data)
Loans, net                                     $471,921     $449,115           5.08%
Deposits                                        627,093      607,674           3.20
Total assets                                    713,186      692,527           2.98
Shareholders' equity                             71,435       66,459           7.49
Net income                                        4,811        3,762          27.88
Book value per share                               9.20         8.56           7.48
Net income per share                               0.62         0.48          29.17
Weighted average shares outstanding
    and equivalents  a                            7,775        7,772           0.04
Nonperforming loans                               1,186        2,669         (55.56)
Other real estate and other
         repossessed collateral                   2,042        1,935           5.53


FINANCIAL RATIOS
- ------------------------------------------------------------------------------------------
Return on average assets                           1.36%        1.12%         21.43%
Return on average shareholders' equity            13.74        11.85          15.95
Net interest margin (Taxable equivalent)           5.18         5.11           2.37
Allowance for possible loan losses
  to loans                                         1.59         1.54           3.25
Nonperforming assets/total assets                  0.45         0.66         (31.82)


                            SHAREHOLDER INFORMATION
- ------------------------------------------------------------------------------
STOCK INFORMATION

Century South Banks, Inc. ("CSBI") lists its stock for trading on the National Association of Securities Dealers Automated Quotations System ("NASDAQ"). The ticker tape symbol is "CSBI". Market price for the quarter ended June 30, 1996:
         Three month high..  $ 15.25
         Three month low...  $ 13.50
         Closing price.....  $14.375

- -------------------------------------------------------------------------------
SHAREHOLDER SERVICES
Shareholders wishing to change the name or address on their stock, to report lost certificates or to consolidate accounts should contact:
         Century South Banks, Inc.
         Shareholder Relations
         P.O. Box 1000
         Dahlonega, Georgia  30533

- -------------------------------------------------------------------------------
DIVIDEND REINVESTMENT PLAN
Shareholders wishing to automatically reinvest quarterly dividends into Century South Banks, Inc. common stock should contact:
         Century South Banks, Inc.
         Dividend Reinvestment Plan
         P.O. Box 1000
         Dahlonega, Georgia  30533

- ------------------------------------------------------------------------------
INVESTOR RELATIONS
Shareholders, analysts, and others seeking financial information on Century South Banks, Inc. should contact:
         James A. Faulkner                   Susan Anderson
         President & CEO          or         Senior Vice President & CFO
         (770) 287-9092                      (770) 287-9092





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